Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended March 31, 2017
The financial information of Itaú CorpBanca as of and for the month ended March 31, 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.
CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,115,881
Total Assets	29,000,650

Current accounts and demand deposits	4,428,051
Time deposits and savings accounts	10,449,252
Borrowings from financial institutions	2,035,044
Debt issued	6,196,407

Total Equity	3,435,214
Equity attributable to shareholders	3,199,570
Minority interest	235.644

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	253,236
Provisions for loan losses	(64,680)
Operating expenses	(180,060)
Operating income	8,496

Income from investments in other companies	189
Income before taxes	8,685
Income taxes	13,388

Income from continuing operations	22,073
Income from discontinued operations	-

Net income	22,073

Net income attributable to shareholders	24,414
Minority interest	(2,341)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer